UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Danka Business Systems PLC
Full Name of Registrant

Former Name if Applicable

Masters House, 107 Hammersmith Road
Address of Principal Executive Office (Street and Number)

London W14 0QH England
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to timely file our Form 10-Q for the quarter ended December 31, 2006 due to the significant amount of additional time and effort required to evaluate the restatement of the Company’s consolidated financial statements for both the current and prior years as indicated in our Current Report on Form 8-K dated Tuesday, February 7, 2007. As a result, the inability to file in a timely manner could not be eliminated without unreasonable effort or expense. We expect to complete and file our Form 10-Q on or about February 13, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward K. Quibell	727	622-2100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It has been determined that the valuation allowances on Deferred Tax Assets should have been increased by $1.4 million for the fiscal year ended March 31, 2006 and by approximately $2.0 million for the year ended March 31, 2005 and prior.

In addition, we are also recording a reduction to selling, general and administrative expenses of $4.6 million relating to the recovery of workers’ compensation insurance costs, originally recorded by us in fiscal year 2006, in the proper accounting periods. It has been determined that selling, general and administrative expense should have been decreased by approximately $0.7 million and $1.0 million in the fiscal years ended March 31, 2005 and 2004, respectively, and by approximately $2.9 million in prior years. These adjustments were identified in fiscal year 2006 and correctly disclosed at that time as a correction of an error that was not material to our prior financial statements.

Danka Business Systems PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	February 9, 2007	By:	/s/ Edward K. Quibell
		Name:	Edward K. Quibell
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)